UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CAL DIVE INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	61-1500501 (I.R.S. Employer Identification No.)

2500 CityWest Boulevard, Suite 2200
Houston, Texas (Address of Principal Executive Offices)	77042 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  [  ]

Securities Act registration statement file number to which this form relates:	333-134609

Securities to be registered pursuant to Section 12(g) of the Act:	None

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends the Form 8-A filed on December 11, 2006 by Cal Dive International, Inc. (the “Company”) to update the Company’s “Description of Capital Stock” that was included in the Company’s Registration Statement on Form S-1, Registration No. 333-134609, as filed with the Securities and Exchange Commission (“SEC”) on May 31, 2006, as amended July 7, 2006, August 4, 2006, September 8, 2006, November 11, 2006, November 29, 2006, December 12, 2006, December 13, 2006, and December 14, 2006 (the “Registration Statement”).  Any form of prospectus supplement or prospectus or any amendment to the Registration Statement that includes such description and that is subsequently filed by the Company with the SEC is hereinafter incorporated by reference herein.

Item 1. Description of Registrant’s Securities to be Registered.

The following descriptive summary of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware and our amended and restated certificate of incorporation (“certificate of incorporation”), and our amended and restated bylaws (“bylaws”). Our amended and restated certificate of incorporation and amended and restated bylaws are incorporated herein by reference and copies of each will be sent to you at no charge upon request.

Authorized Capital Stock

Our authorized capital stock consists of 240,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of June 30, 2012, there were 96,102,717 shares of our common stock issued and outstanding and no shares of our preferred stock issued and outstanding.

Description of Common Stock

Common stock outstanding. All of our issued and outstanding shares of common stock are validly issued, fully paid and nonassessable.

Voting rights. Each share of common stock entitles its holder to one vote with all holders voting as a single class. Generally, and except as otherwise described herein, all matters requiring stockholder vote must be approved by a majority of the outstanding shares of our capital stock entitled to vote generally in the election of directors (the “voting stock”) present in person or represented by proxy at the meeting and entitled to vote on the matter, subject to any voting rights granted to holders of any preferred stock.

Dividend rights; rights upon liquidation. Holders of common stock share equally, on a per share basis, in any cash dividend declared by our board of directors, subject to any preferential rights of any outstanding shares of preferred stock. Dividends payable in shares of common stock may be paid only as follows: (i) shares of common stock may be paid only to holders of common stock, and (ii) the number of shares paid as dividends will be equal, on a per share basis, with respect to each outstanding share of common stock. On liquidation, dissolution or winding up of the company, after payment in full of any debt obligations of the company and any amounts required to be paid to holders of preferred stock, if any, all holders of common stock are entitled to receive the same amount per share with respect to a distribution of assets, if any.

Other rights. Shares of our common stock are not redeemable and have no subscription, conversion or preemptive rights.

Transfer agent. The transfer agent and registrar for the common stock is Wells Fargo Shareowner Services.

NYSE. We list our common stock on the New York Stock Exchange under the symbol “DVR.”

Certain Provisions of our Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and bylaws, summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of the company to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Amendment of certain provisions of our certificate of incorporation. Under Delaware law, unless the certificate of incorporation specifies otherwise, a corporation’s certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the shares of outstanding stock with voting power with respect to such amendment. Our certificate of incorporation requires the affirmative vote of 80% of the voting stock to amend, alter or repeal certain of its provisions regarding (i) the prohibition of stockholders acting by written consent (unanimous or otherwise), (ii) the classification, filling of vacancies and removal of members of the board of directors, (iii) the limitation on liability and indemnification of directors and officers, and (iv) amendments to our certificate of incorporation and our bylaws.

Effects of authorized but unissued common stock and blank check preferred stock. The availability of authorized but unissued (and uncommitted) common stock and undesignated preferred stock may enhance the ability of our board of directors to make more difficult or to discourage any coercive takeover proposal to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of the company or the stockholders, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction through the dilution of the voting or other rights of the proposed acquirer or insurgent stockholder group. For example, a substantial block of voting stock could be placed in the hands of institutional or other holders who might be supportive of the position of the incumbent board of directors, or voting stock could be issued to effect an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of cash or assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of holders of shares of common stock and may have the effect of delaying, deterring or preventing a change in control of the company.

Advance notice of intention to nominate a director. Our bylaws permit a stockholder to nominate a person for election as a director only if the stockholder delivers a written notice of his or her intent to make a nomination to our Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. The notice must describe, among other things, all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and must set forth such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934 had the nominee been nominated by our board of directors. Any nomination that fails to comply with these requirements may be disqualified.

Advance notice of stockholder proposals. Our bylaws permit a stockholder proposal to be presented at a stockholders’ meeting only if the stockholder delivers a written notice of his or her intent to present such proposal at the annual meeting to our Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. The notice must include, among other things, a brief description of the business or matter covered by the proposal, the reasons that the stockholder is submitting the proposal for consideration by our stockholders at the annual meeting and any material interest the stockholder has in such business or matter.

No ability of stockholders to call special meetings. Our certificate of incorporation and bylaws deny stockholders the right to call a special meeting of stockholders, except in those limited circumstances where holders of our preferred stock have the right to call a special meeting. Our certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by the chairman of the board of directors or upon a vote of the majority of the board of directors.

No action by written consent. Our certificate of incorporation prohibits our stockholders from taking any action except at an annual or special meeting of stockholders.

Classified Board. Under our certificate of incorporation, our board of directors is divided into three classes. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders are elected for a three-year term, with one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.

Removal of directors; filling vacancies on board of directors; size of board. Our certificate of incorporation provides that any director may be removed for cause by a vote of the holders of 80% of the voting stock. Any vacancies on the board of directors resulting from the death, resignation or removal of a director, and newly created directorships resulting from any increase in our authorized number of directors, are filled solely by the affirmative vote of a majority of the directors then in office even if less than a quorum. Our certificate of incorporation provides that the number of directors on our board of directors is fixed exclusively by our board of directors.

Amendment of certain provisions of our bylaws. Our certificate of incorporation and bylaws require the affirmative vote of the holders of 80% of the voting stock or the affirmative vote of a majority of the board of directors to alter, amend, change or repeal certain provisions of our bylaws regarding: (1) the calling of meetings of stockholders, (2) notice, quorum, adjournment, conduct of business and other such provision relating to the meetings of stockholders, (3) advance notice of stockholder business or director nominations, (4) the powers, authorized number, tenure and qualifications of directors, (5) the classified board structure, (6) the filling of director vacancies, (7) indemnification of directors and officers, and (8) amendments to our bylaws.

Limitation of liability of directors and officers. As permitted by the General Corporation Law of the State of Delaware, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate our rights and our stockholders’ rights to recover monetary damages against a director or officer based on a claim of a breach or alleged breach of the fiduciary duty of care. The provision does not eliminate or limit our right, or the right of a stockholder, to seek non-monetary or equitable relief, such as an injunction or rescission, nor exculpate directors from liability for a breach of the duty of loyalty. The SEC has taken the position that this provision has no effect on claims arising under the federal securities laws.

In addition, our certificate of incorporation and bylaws make indemnification mandatory under all circumstances where indemnification by the company would be permitted by law to any director or officer who (because of the fact that he or she is our director or officer) is involved in a legal proceeding of any nature. These indemnification rights include the advancement of expenses incurred by the director or officer in connection with a proceeding according to applicable law.

Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Corporate Opportunity. Until such time as none of our directors or officers or the directors or officers of one of our affiliates is also a director or officer of Helix Energy Solutions Group, Inc. (“Helix”) or one of its affiliates, our certificate of incorporation provides that our directors and officers, who are also directors, officers, employees or consultants of Helix or its affiliates, will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do and such persons will not be liable to us or our stockholders for breach of any fiduciary duty by reason of such activities. If any such person named above shall acquire knowledge of a potential transaction or matter that may be a corporate opportunity to us, such person shall have no obligation to communicate such corporate opportunity to us and shall not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that such corporate opportunity is not communicated or offered to us.

Limitation on Foreign Ownership of our Common Stock.  We are subject to government regulations pursuant to the Shipping Act, 1916, as amended, the Merchant Marine Act, 1920, as amended, the Merchant Marine Act, 1936, as amended, and the regulations promulgated thereunder, as such laws and regulations may be amended from time to time. In an effort to assure that we remain in compliance with the citizenship requirements of these laws, our certificate of incorporation contains provisions limiting non-U.S. citizenship ownership of our capital stock. Our certificate of incorporation provides that any transfers or purported transfers of our capital stock that result in one or more non-U.S. citizens owning or controlling capital stock (or the voting power thereof) in the aggregate in excess of 25% of our outstanding capital stock, are void (subject to our board of directors determining otherwise) and any shares owned or controlled by a non-U.S. citizen in excess of such percentage shall not be entitled to receive dividends or distributions or to vote with respect to any matter submitted to our stockholders. In addition, our certificate of incorporation contains provisions requiring the following persons to be U.S. citizens: (1) our chairman of the board, (2) our chief executive officer and (3) a majority of our board of directors necessary to constitute a quorum.

Description of Preferred Stock

Our board of directors is authorized, subject to limitations imposed by the Delaware General Corporation Law, to issue up to a total of 5 million shares of preferred stock in one or more series, without stockholder approval. As of June 30, 2012, no shares of preferred stock were issued or outstanding and we have no present plans to issue any shares of our preferred stock. Our board of directors has the authority, without action by our stockholders, to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things: (1) restricting dividends on our common stock, (2) diluting the voting power of our common stock, (3) impairing the liquidation rights of our common stock, or (4) delaying or preventing a change in control of the company without further action by our stockholders.

Item 2. Exhibits.

 Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-K filed with the SEC on March 1, 2007 (File No. 000-33206)).

 Amended and Restated Bylaws of the Company, adopted as of August 25, 2010 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed with the SEC on August 31, 2010 (File No. 000-33206)).

 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 31, 2006, as amended July 7, 2006, August 4, 2006, September 8, 2006, November 11, 2006, November 29, 2006, December 12, 2006, December 13, 2006, and December 14, 2006 (Registration No. 333-134609)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Cal Dive International, Inc.

By:	/s/ Lisa M. Buchanan

Lisa M. Buchanan

Executive Vice President, General Counsel and Secretary
(authorized signatory)

Date: July 12, 2012